Exhibit (a)(5)(i)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of Dynegy Inc. The Offer (as defined below) is being made solely by the Offer to Purchase of IEH Merger Sub LLC, a wholly-owned subsidiary of Icahn Enterprises Holdings L.P., dated December 22, 2010, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares (as defined below), other than IEH Merger Sub LLC, IEP Merger Sub Inc, Dynegy Inc. or any of their respective direct or indirect subsidiaries. The Offer is not being made to, nor will tenders be accepted from or on behalf of, stockholders residing in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws or any administrative or judicial action pursuant thereto. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of IEH Merger Sub LLC, if at all, only by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

Including the Associated Rights

of

DYNEGY INC.

at

$5.50 Net Per Share

By

IEH MERGER SUB LLC

a wholly-owned subsidiary of

ICAHN ENTERPRISES HOLDINGS L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00

MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 25, 2011, UNLESS THE

OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

The Offer is being made by IEH Merger Sub LLC, a Delaware limited liability company (the “Offeror”), and a wholly-owned subsidiary of Icahn Enterprises Holdings L.P., a Delaware limited partnership (“IEH”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of Dynegy Inc. (the “Company”), including the associated rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 22, 2010, and as amended on December 15, 2010 (as it may be further amended from time to time), between the Company and Mellon Investor Services LLC, as rights agent, that are issued and outstanding (the “Rights” and, together with the Common Stock, the “Shares”), for $5.50 per share in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 2010 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offeror will pay all charges and expenses of Morrow & Co., LLC, as Information Agent (the “Information Agent”), and American Stock Transfer & Trust Company, LLC, as Depositary (the “Depositary”), incurred in connection with the Offer. The Offeror will not pay any fees or commissions to any broker or dealer or any other person (other than the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 15, 2010 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, the Offeror, and IEP Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of the Offeror (“Merger Sub”). Pursuant to the Merger Agreement, following the consummation of the Offer, and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and an indirect wholly-owned subsidiary of IEH. Pursuant to a guarantee agreement entered into simultaneously with the Merger Agreement, IEH is guaranteeing the payment and other obligations of the Offeror and Merger Sub under the Merger Agreement and in connection with the Offer (other than obligations related to indemnification of directors and officers of the Company). Pursuant to a Stockholder Support Agreement (the “Stockholder Support Agreement”) entered into simultaneously with the Merger Agreement, certain stockholders affiliated with IEH have agreed, subject to the terms and conditions thereof, to vote shares of Common Stock (and shares of Common Stock underlying call options to the extent exercised), constituting up to approximately 14.92% of the outstanding shares of Common Stock, in favor of the adoption of the Merger Agreement, if necessary, and certain other matters. As a result of the Merger, each outstanding share of Common Stock (other than shares of Common Stock owned by the Offeror, Merger Sub, the Company or any of their respective direct or indirect subsidiaries or by any stockholder of the Company who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive the Offer Price. In certain cases, Merger Sub, the Offeror and the Company have agreed to proceed with a one-step merger transaction if the Offer is not completed.

The Company has granted to the Offeror an irrevocable right (the “Top-Up Option”), which the Offeror currently intends to exercise immediately following consummation of the Offer, if necessary, to purchase from the Company the number of Shares that, when added to the Shares already owned by the Offeror following consummation of the Offer, constitutes one Share more than the number of Shares (i.e., more than 90%) necessary for the Merger to be consummated without a vote or consent of stockholders in accordance with Section 253 of the Delaware General Corporation Law. If, following the Offer and exercise of the Top-Up Option, the Offeror owns at least 90% of the outstanding Shares, the Offeror, Merger Sub and the Company will take all necessary and appropriate action to consummate the Merger as a short-form merger as soon as practicable without a meeting of stockholders of the Company in accordance with Delaware law. The Top-Up Option will not be exercisable and will terminate upon (i) the date on which the Offeror accepts for payment and pays for Shares pursuant to the Offer, or such later date as the expiration date of any subsequent offering period for the Offer, if the number of Shares to be acquired pursuant to the Top-Up Option would exceed the number of authorized but unissued Shares of the Company, (ii) any termination of the Offer in accordance with the Merger Agreement or (iii) any termination of the Merger Agreement in accordance with its terms.

The Company has informed the Offeror that the Board of Directors of the Company, acting upon the recommendation of a special committee of the Board of Directors of the Company consisting only of independent directors of the Company, has, upon the terms and subject to the conditions set forth in the Merger Agreement, unanimously (i) determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, and (iii) recommended that the Company’s stockholders accept the Offer, tender their Shares into the Offer and, if required by applicable law, adopt the Merger Agreement.

The Offer is not conditioned upon the Offeror obtaining financing. The Offer is conditioned on there being validly tendered in the Offer and not properly withdrawn prior to the Expiration Date that number of Shares which, when added to any Shares already owned by the Offeror, its subsidiaries and certain affiliates of the Offeror that are parties to the Stockholder Support Agreement (including Shares that are subject to options to purchase Shares to the extent such options have been irrevocably exercised and paid for prior to the Expiration Date), represents at least a majority of the outstanding Shares on a fully diluted basis as of the Expiration Date (assuming the issuance of all Shares that may be issued upon the vesting of outstanding restricted stock of the Company, plus Shares issuable upon the exercise of all outstanding stock options to purchase Shares under Company stock plans, warrants and other rights to purchase Shares with an exercise price per Share less than the Offer Price) (such condition, “Minimum Condition”). The Offer is also subject to the satisfaction, prior to the Expiration Date, of certain other conditions set forth in the Offer to Purchase, including, among other conditions, that (i) the Merger Agreement shall not have been terminated, (ii) the approval of the Federal Energy Regulatory Commission under Section 203 of the Federal Power Act, as amended, shall have been received and the approval, or a determination that no approval is required, of the New York State Public Service Commission under the New York Public Service Law, as amended, shall have been received with respect to the consummation of the Offer and the Merger, and (iii) the waiting period applicable to the consummation of the Offer under the

Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated (the conditions set forth in clauses (ii) and (iii) above, the “Regulatory Condition”). The Offer is also subject to other conditions. See Section 15 of the Offer to Purchase — “Conditions of the Offer.”

Subject to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the provisions of the Merger Agreement, the Offeror expressly reserves the right, at any time or from time to time, (i) to waive any condition to the Offer (other than the Minimum Condition or the Regulatory Condition) or (ii) otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Notwithstanding the foregoing, without the prior written consent of the Company, the Offeror shall not: (i) decrease the Offer Price or change the form of consideration payable in the Offer; (ii) decrease the number of Shares sought to be purchased in the Offer; (iii) amend, modify or waive satisfaction of the Minimum Condition or the Regulatory Condition; (iv) impose additional conditions to the Offer or amend or modify any of the conditions to the Offer in a manner adverse to holders of Shares (for the avoidance of doubt, other than the Minimum Condition and the Regulatory Condition, which shall not be amended, modified or waived without the written consent of the Company); (v) accelerate the Expiration Date to any date earlier than January 25, 2011; (vi) make any change in the Offer that would require an extension or delay of the then-current Expiration Date (other than an increase in the Offer Price); (vii) amend any other term of the Offer in a manner adverse to holders of Shares; or (viii) extend the then-current Expiration Date, except (a) as required by applicable federal securities laws and the rules and regulations of the Securities and Exchange Commission thereunder (the “Securities Laws”) or the rules and regulations of the New York Stock Exchange applicable to the Offer, (b) to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act, as described below, or (c) if at any then scheduled Expiration Date, any condition to the Offer is not satisfied or waived as provided above, extend the Offer on one or more occasions as described below in the next paragraph.

The Merger Agreement provides that so long as the Merger Agreement or the Offer has not been terminated in accordance with the terms of the Merger Agreement, if at any then scheduled Expiration Date, any condition to the Offer is not satisfied or waived as provided above, the Offeror will extend the Offer on one or more occasions, in consecutive increments of up to five business days each (or such longer periods as the Offeror and the Company may agree). The Offeror may, without the consent of the Company, extend the Expiration Date for any period required by the Securities Laws or the rules and regulations of the New York Stock Exchange applicable to the Offer. In no event will the Offeror be required to extend the Offer and the Expiration Date beyond February 28, 2011, which date may be extended under the Merger Agreement to April 30, 2011. If the Merger Agreement has been duly adopted by holders of a majority of the outstanding Shares in accordance with the Merger Agreement and applicable law and the certificate of incorporation and bylaws of the Company, the Offeror will promptly (and in any event within one (1) business day of such adoption), irrevocably and unconditionally terminate the Offer and proceed with the Merger. The Offeror will also promptly (and in any event within one (1) business day), irrevocably and unconditionally terminate the Offer if the Merger Agreement is terminated (i) by the Company in connection with a superior proposal that is required to be supported by the Offeror and certain of its affiliates under the Merger Agreement and the Stockholder Support Agreement, (ii) by mutual consent of the Parties, (iii) by the Company in connection with a breach by the Offeror or Merger Sub of its representations, warranties or covenants under the Merger Agreement, (iv) by the Company in connection with the failure of the Offeror to consummate the Offer following the satisfaction of the conditions to the Offer, (v) by the Company in connection with a failure of the Offeror to commence the Offer by December 22, 2010, (vi) by the Company in connection with a termination or a change to the Offer by Offeror in violation of the terms of the Merger Agreement in any material respect, (vii) by the Offeror in connection with an environmental liability termination as provided for in the Merger Agreement, or (viii) by the Offeror in connection with a pension liability termination as provided for in the Merger Agreement. The Offeror may also terminate the Offer with the consent of the Company (and subject to the requirements of applicable law). Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Offeror will accept for payment and pay for Shares which are validly tendered and not properly withdrawn on or prior to the Expiration Date, promptly after the Expiration Date. In order for Shares to be validly tendered pursuant to the Offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase on or prior to the Expiration Date, and either (i) certificates representing tendered Shares, and, if certificates have been issued in respect of Rights prior to the Expiration Time, certificates representing the associated Rights, must be received by the Depositary, or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below (and confirmation of receipt of such delivery must be received by the Depositary), in each case on or prior to the Expiration Date, or (ii) the guaranteed delivery procedures set forth in the Offer to Purchase must be complied with. No alternative, conditional or contingent tenders will be accepted.

For purposes of the Offer, the Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn prior to the Expiration Date when, as and if the Offeror gives oral or written notice to the Depositary, as agent for the tendering stockholders, of the Offeror’s acceptance for payment of such Shares. Payment for Shares so accepted for payment will be made by the deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving such payment from the Offeror and transmitting such payment to tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Offeror is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Offeror’s rights under Section 1 of the Offer to Purchase, the Depositary may, nevertheless, on behalf of the Offeror, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 3 of the Offer to Purchase and except as otherwise required by Rule 14e-1(c) under the Exchange Act. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENTS.

Pursuant to Rule 14d-11 under the Exchange Act, although the Offeror does not currently intend to do so, the Offeror may (and in certain circumstances may be required by the Company to do so in accordance with the terms of the Merger Agreement), subject to certain conditions, elect to provide a subsequent offering period of from three (3) business days to twenty (20) business days in length following the expiration of the Offer on the Expiration Date and acceptance for payment of the Shares tendered in the Offer (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the first purchase of Shares in the Offer, during which stockholders could tender Shares not tendered in the Offer. If the Offeror elects to include a Subsequent Offering Period, it will notify stockholders of the Company by making a public announcement on the next business day after the Expiration Date consistent with the requirements of Rule 14d-11 under the Exchange Act. The same consideration will be paid to stockholders tendering shares in the Offer or in a Subsequent Offering Period, if one is included.

If the Offeror makes a material change in the terms of the Offer or the information concerning the Offer or if the Offeror waives a material condition of the Offer, the Offeror will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response. Accordingly, if, prior to the Expiration Date, the Offeror decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Tenders of Shares made pursuant to the Offer will be irrevocable, except that Shares tendered may be withdrawn at any time prior to the Expiration Date, and, unless theretofore accepted for payment by the Offeror as provided herein, may also be withdrawn on or after February 22, 2011, which is the 60th day after the commencement of the Offer. For a withdrawal of Shares tendered to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name(s) in which the certificate(s) representing such Shares are registered, if different from that of the person who tendered such Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on the particular certificates evidencing such Shares to be withdrawn must also be furnished to the Depositary prior to the physical release of the Shares to be withdrawn. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 2 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company (“DTC”) to be credited with such withdrawn Shares and must otherwise comply with DTC’s procedures. No withdrawal rights would apply to Shares tendered in a Subsequent Offering Period, if any, and no withdrawal rights apply during any Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.

The receipt by a holder of Shares of cash in exchange for its Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a holder of Shares will recognize gain or loss equal to the difference between (i) the amount of cash received pursuant to the Offer or the Merger and (ii) its adjusted tax basis in the Shares exchanged therefor. For a more detailed description of certain United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its tax advisor about the particular tax consequences to such holder of exchanging Shares in the Offer or the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided the Offeror with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THIS SUMMARY ADVERTISEMENT DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL WHICH CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

The Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery are being filed with the SEC and will be made available through the SEC’s website at http://www.sec.gov/. Any questions or requests for assistance or for additional copies of the Offer to Purchase, the related Letter of Transmittal and other related tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below, and copies will be furnished promptly at the Offeror’s expense.

THE DEPOSITARY FOR THE OFFER IS:

By Mail or Overnight Courier:	By Facsimile Transmission (for eligible institutions only):	By Hand:

American Stock Transfer & Trust Company Attention: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	American Stock Transfer & Trust Company Attention: Reorganization Department Facsimile: 718-234-5001 To confirm: 1-877-248-6417	American Stock Transfer & Trust Company Attention: Reorganization Department 59 Maiden Lane Plaza Level New York, NY 10038

THE INFORMATION AGENT FOR THE OFFER IS:

470 West Avenue

Stamford, CT 06902

(203) 658-9400

Banks and Brokerage Firms, Please Call: (203) 658-9400

Stockholders Call Toll Free: (800) 607-0088

E-mail: DYN@morrowco.com